Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
Members of the Siemens Corporation Administrative and Investment Committees:
We consent to the incorporation by reference in registration statement on Form S-8 of Siemens AG of our report dated June 22, 2007, relating to the individual statements of net assets available for benefits of the Siemens Savings Plan and Siemens Savings Plan for Union Employees as of December 31, 2006 and 2005, the related individual statements of changes in net assets available for benefits for the year ended December 31, 2006, and the related individual supplemental Schedules H, line 4i — schedule of assets (held at end of year) as of December 31, 2006, which report appears in the respective December 31, 2006 annual reports on Form 11-K of the Siemens Savings Plan and the Siemens Savings Plan for Union Employees.
/s/ KPMG LLP
New York, New York
May 6, 2008